Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES SECOND QUARTER 2007 RESULTS

Tel Aviv, Israel, August 29, 2007, Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI" or the "Company") today announced its results for the second quarter of 2007.

Net income for the second quarter of 2007 amounted to NIS 56.6 million (US$ 13.3 million) compared with a loss of NIS 61.7 million (US$ 14.5 million) in the corresponding period of 2006.

Net income for the second quarter of 2007, excluding stock-base compensation expenses (Non GAAP measure),  amounted to NIS 73.55 million (US$ 17.2 million) compared with a loss of NIS 53.3 million (US$ 12.5  million) in the corresponding period of 2006.

Mr. Shimon Yitzhaki, President of the Company commented: “We are very pleased with the results of this quarter. EMI expects to recognise profit of approximately NIS 900 million to NIS 1 billion from the sale of the Arena Plaza in Budapest, Hungary. Furthermore, through its subsidiaries EMI  holds 3 major real estate projects, which are expected to yield significant value to EMI in the coming years”.

Mr. Yitzhaki further commented: “This is the third consecutive quarter in which we are presenting an improvement in the operational results of our hotel segment, which will ensure our positive cash flow from operations in the foreseeable future. Such improvement excludes the operations of the Bucurseti Hotel in Romania which it is anticipated will open in early 2008. Our recent transactions for the realization of assets, funds raised by debentures, together with the public offering of the shares of our subsidiary Plaza Centers NV on in the London Stock Exchange (PLAZ), have all significantly increased our liquidity and capital resources. We intend to invest these resources in accelerating our business plans both in Eastern and Central Europe as well as in India”.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:
Company Contact	Investor Contact

Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machlof, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

Elbit Medical Imaging Ltd

	June 30, 2007	June 30, 2006	December 31, 2006	June 30, 2007 Convenience translation
	(in thousand NIS)			US$'000

Current Assets
Cash and cash equivalents	1,937,766	888,730	2,150,871	456,052
Short-term deposits and investments	592,036	254,062	279,112	139,335
Trade accounts receivable	162,917	42,738	51,141	38,342
Receivables and other debit balances	177,169	122,347	122,341	41,697
Inventories	28,047	27,677	24,710	6,600
Trading property	1,775,068	(**) 567,706	910,493	417,761
	4,673,003	1,903,260	3,538,668	1,099,787

Long-Term Investments and Receivables
Debentures, loans
and other long-term balances	39,749	124,595	201,493	9,355
Investments in investees and other companies	61,997	54,069	61,680	14,591
	101,746	178,664	263,173	23,946

Real Estate and other Fixed Assets	1,657,274	(*),(**) 2,124,272	(*) 2,204,817	390,039

Investment Property	612,100	-	-	144,057

Long-Term Leasehold Rights	117,517	(*) 113,824	(*) 115,310	27,658

Other Assets and Deferred Expenses	23,304	19,836	(*) 22,810	5,485

Assets Related to Discontinuing Operation	11,190	12,987	12,483	2,634

	7,196,134	4,352,843	6,157,261	1,693,606

Current Liabilities
Short-term credits	826,003	(**) 639,417	480,771	194,399
Suppliers and service providers	214,005	102,007	107,117	50,366
Payables and other credit balances	309,161	167,463	229,000	72,761
	1,349,169	908,887	816,888	317,526

Long-Term Liabilities	3,516,765	(**) 2,426,830	3,047,446	827,669

Liabilities Related to Discontinuing Operation	37,673	56,819	40,513	8,866

Minority Interest	695,052	8,587	630,187	163,580

Options of subsidiaries	60,276	4,001	22,280	14,186

Shareholders' Equity	1,537,199	947,719	1,599,947	361,779

	7,196,134	4,352,843	6,157,261	1,693,606

(*) Retrospective implementation of new accounting standard
(**) Reclassified

Elbit Medical Imaging Ltd

	Six months ended June 30		Three months ended June 30		Year ended Dec 31	Six months ended June 30 2007 Convenience
	2007	2006	2007	2006	2006	translation
	(in thousand NIS)					US$'000

Revenues
Hotels operations and management	189,249	167,471	98,935	91,149	351,610	44,540
Sale of trading property and investment property operations	552,887	(**) 277,399	114,807	(**) 252,865	397,508	130,122
Sale of medical systems	27,039	38,775	6,517	19,786	85,824	6,364
Sale of fashion merchandise	28,214	25,931	15,106	13,598	58,035	6,640
Sale of real estate assets and investments,net	77,419	(**) 37,271	77,419	-	80,218	18,221
Realization of investments	-	29,387	-	-	697,358	-
	874,808	576,234	312,784	377,398	1,670,553	205,887
Costs and expenses
Hotels operations and management	163,385	150,574	82,218	76,771	(*) 306,384	38,453
Sale of trading property and investment property operations	456,560	(**) 287,108	41,845	(**) 255,027	395,037	107,451
Medical systems operation	33,742	32,146	15,411	17,068	72,515	7,941
Cost of fashion merchandise	35,055	32,553	17,642	16,551	70,251	8,250
Research and development expenses, net	28,958	28,839	14,594	13,781	62,566	6,815
General and administrative expenses	34,533	32,049	18,117	18,735	67,161	8,127
Share in losses of associated companies, net	6,239	5,122	4,171	2,850	9,665	1,468
Financial expenses, net	44,786	79,353	21,165	41,701	129,127	10,540
Other expenses,net	17,192	6,291	14,823	4,381	36,836	4,046
	820,450	654,035	229,986	446,865	1,149,542	193,091

Profit (loss) before income taxes	54,358	(77,802)	82,798	(69,467)	521,011	12,796
Income taxes (benefits)	9,038	2,535	8,000	(370)	5,222	2,127

Profit (loss) after income taxes	45,320	(80,337)	74,798	(69,097)	515,789	10,669
Minority interest in results of subsidiaries, net	(26,848)	7,259	(19,075)	3,179	9,691	(6,319)

Profit (loss) from continuing operation	18,472	(73,078)	55,723	(65,918)	525,480	4,350
Profit from discontinuing operation, net	1,580	19,410	886	4,155	35,664	372

Net income (loss)	20,052	(53,668)	56,609	(61,763)	561,144	4,722

(*) Retrospective implementation of new accounting standard
(**) Reclassified

Elbit Medical Imaging Ltd Cumulative								Dividend
			Cumulative foreign currency				Loans to employees to acquire	declared after balance
	Share	Capital	translation	Retained	Gross	Treasury	Company	sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	data	Total
	(In thousand NIS)
Balance -
December 31, 2005 (reported amounts) (*)	37,480	789,164	67,872	213,788	1,108,304	(162,383)	(19,034)	124,160	1,051,047

Gain for the period (*)	-	-	-	562,481	562,481	-	-	-	562,481
Exercise of warrents	28	1,105	-	-	1,133	-	-	-	1,133
Differences from translation of autonomous foreign entities' financial statements	-	-	31,553	-	31,553	-	-	-	31,553
Dividend paid	-	-	-	-	-	-	-	(124,160)	(124,160)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	16,970	-	16,970
Sale of treasury stocks	524	23,055	-	-	23,579	23,864	-	-	47,443
Stock base compensation expenses	-	13,480	-	-	13,480	-	-	-	13,480
Employee shares premium	-	1,789	-	-	1,789	-	(1,789)	-	-
Declared Dividend	-	-	-	(159,767)	(159,767)	-	-	159,767	-
December 31, 2006 (reported amounts) (*)	38,032	828,593	99,425	616,502	1,582,552	(138,519)	(3,853)	159,767	1,599,947

Loss for the period	-	-	-	20,052	20,052	-	-	-	20,052
Differences from translation of autonomous foreign entities' financial statements	-	-	52,251	-	52,251	-	-	-	52,251
Dividend payable	-	-	-	-	-	-	-	(159,767)	(159,767)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	215	-	215
Stock base compensation expenses	-	12,601	-	-	12,601	-	-	-	12,601
Employee shares premium	-	65	-	-	65	-	(65)	-	-
	38,032	841,259	151,676	636,554	1,667,521	(138,519)	(3,703)	-	1,525,299
Cumulative effect due to adjustment of real-estate assets to their market value at the beginning of the year	-	-	-	11,900	11,900	-	-	-	11,900

June 30, 2007 (reported amounts)	38,032	841,259	151,676	648,454	1,679,421	(138,519)	(3,703)	-	1,537,199

			Cumulative foreign currency				Loans to employeesto acquire	Dividend declared after balance
	Share	Capital	translation	Retained	Gross	Treasury	Company	sheet
	Capital	reserves	adjustments	earnings	Amount	stock	Shares	data	Total
	Convenience translation US$'000
Balance -
December 31, 2006 (reported amounts) (*)	8,951	195,009	23,400	145,093	372,453	(32,600)	(907)	37,601	376,547

Loss for the period	-	-	-	4,722	4,722	-	-	-	4,722
Differences from translation of autonomous foreign entities' financial statements	-	-	12,296	-	12,296	-	-	-	12,296
Dividend payable	-	-	-	-	-	-	-	(37,601)	(37,601)
Repayment of loans as a result of the realization by employees of rights to shares	-	-	-	-	-	-	50	-	50
Stock base compensation expenses	-	2,965	-	-	2,965	-	-	-	2,965
Employee shares premium	-	15	-	-	15	-	(15)	-	-
	8,951	197,989	35,696	149,815	392,451	(32,600)	(872)	-	358,979
Cumulative effect due to adjustment of real-estate assets to their market value at the beginning of the year	-	-	-	2,800	2,800	-	-	-	2,800

June 30, 2007 (reported amounts)	8,951	197,989	35,696	152,615	395,251	(32,600)	(872)	-	361,779

(*) Retrospective implementation of new accounting standard